Exhibit 21.1

Name	Jurisdiction of Incorporation	Percent owned
Cerro Cazador S.A.	Argentina	100%
Ganadera Patagonia SRL	Argentina	40%
1494716 Alberta Ltd.	Alberta, Canada	100%
Hunt Gold USA LLC	Washington, USA	100%